

August 26, 2016

Mail Stop 4631

<u>Via E-mail</u>
Peter Limeri
Chief Financial Officer
PRGX Global, Inc.
600 Galleria Parkway, Suite 100
Atlanta, Georgia 30339

      Re: **PRGX Global, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2015
                Filed March 15, 2016
                File No. 0-28000

Dear Mr. Limeri:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2015</u>

<u>Adjusted EBITDA, page 26</u>

1. We note you add back transformation severance and related expenses of $2,299, $4,050, and $2,544 for the periods ended 2015, 2014, and 2013, respectively, in your reconciliation of EBITDA to Adjusted EBITDA. You disclose these transformation severance and related expenses decreased $1.8 million, or 43.2%, in 2015 compared to 2014 due to reduced restructuring activities in 2015. Further, you disclose these costs increased $1.5 million, or 59.2%, in 2014 compared to 2013 due to severance and related costs associated with reductions in staff and lease expense across all segments in order to reduce your cost structure. Please tell us in further detail the nature of these expenses and what consideration you gave as to whether these expenses represent exit or disposal cost

obligations according to ASC 420-10, and correspondingly, whether you should provide the disclosures required by ASC 420-10-50. Please also refer to the guidance in SAB Topic 5:P.4.

Stock Based Compensation, page 34

2. We note your disclosure that given your limited history with stock option grants and exercises, you use the "simplified" method in estimating the expected term, the period of time that options granted are expected to be outstanding, for your grants. Considering that the stock options granted relate to your 2006 Management Incentive and 2008 Equity Incentive plans and the extent of the exercise activity related to those plans since they were adopted, please tell us how you determined that your accounting policy complies with paragraphs 29 through 34 of ASC 718-10-55. In that regard, please also tell us how you considered whether it was appropriate to continue to use the simplified method rather than using historical information. Please refer to Questions 5 and 6 of SAB Topic 14.D.2.

Financial Statements, page 37

Basis of Presentation, page 44

3. We note your disclosure stating that, beginning with the second quarter of 2014, you reclassified certain information technology expenses within your Recovery Audit Services - Americas segment from Selling, General and Administrative expenses to Cost of Revenue to better reflect the nature of the work performed. Also, we note, beginning with the first quarter of 2014, you reclassified certain expenses within the Recovery Audit Services- Europe/Asia-Pacific segment from Cost of Revenue to Selling, General and Administrative expenses to better reflect costs associated with new business development efforts. Please tell us the nature and amount of each of these reclassifications for each of the periods presented. In your response, please also tell us your basis for reclassifying these costs and how you determined that the reclassifications were not considered accounting errors in accordance with ASC 250.

(f) Software Development Costs, page 46

4. We note your disclosure that you review the carrying value of capitalized software development costs for impairment whenever events and circumstances indicate that the carrying value of the asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition, and in cases where undiscounted expected future cash flows are less than the carrying value, you will recognize an impairment loss equal to the amount by which the carrying value exceeds the fair value of the asset. Given that a portion of your capitalized software costs relates to software that you intend to market to others, please tell us how you considered the guidance in ASC 985-20-35-4 in your accounting policy. Specifically, that guidance requires comparing, at each balance sheet date, the unamortized capitalized costs of a computer

software product to the net realizable value of that product and writing off any amount by which unamortized capitalized costs of a computer software product exceeds the net realizable value of that asset. In providing your response, please also tell us the amount of software development costs capitalized related to use in your own operations and the amount of development costs capitalized to be marketed to others for each of the periods presented. Finally, please tell us whether you have begun recognizing any sales from the intended software to be marketed externally and the amount of any revenue, if any, that you have recorded for each of the periods presented.

Note 2- Operating Segments and Related Information, page 50

5. With regards to your discontinued Healthcare Claims Recovery Audit business, we note your disclosure that, during the fourth quarter of 2015, you entered into agreements with third parties to fulfill your Medicare recovery audit contractor program subcontract obligations to audit Medicare payments and provide support for claims appeals and assigned your remaining Medicaid contract to another party. Please tell us what, if any, consideration was exchanged in conjunction with this transaction and how you accounted for it in your financial statements.

Note 7- Income Taxes, page 61

6. We note your disclosure that it has been determined permanent adjustments for compensation deduction limitations were inappropriately applied in 2014 and 2013. In addition, we note, during 2015, you undertook a detailed review of your deferred taxes, and it was determined that some reclassifications and adjustments were needed. Please tell us the nature and amount of each of these reclassifications and adjustments and the reasons why they were necessary. Provide us with a detailed analysis supporting your determination that the reclassifications and adjustments were not considered accounting errors in accordance with ASC 250.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Ameen Hamady, Staff Accountant, at (202) 551-3891, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction